WILLOW LANE ACQUISITION CORP.

250 West 57th Street, Suite 415

New York, New York 10107

November 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Benjamin Holt
Ms. Mary Beth Breslin

Re:	Willow Lane Acquisition Corp.
Registration Statement on Form S-1
Filed October 3, 2024, as amended
File No. 333-282495

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Willow Lane Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on November 7, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ B. Luke Weil
B. Luke Weil
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP